UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

  Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1028277

As at November 22, 2004

ANOORAQ RESOURCES CORPORATION

800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: November 9, 2004

* Print the name and title of the signing officer under his signature
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Anooraq Resources Corporation
1020 - 800 West Pender Street
Vancouver, BC
Canada V6C 2V6
Tel 604 684-6365
Fax 604 684-8092
Toll Free 1 800 667-2114
http://www.anooraqresources.com

ANOORAQ-ANGLO PLATINUM JOINT VENTURE OUTLINES ADDITIONAL PGM RESOURCES
IN DRENTHE AND NEW OVERYSEL NORTH DEPOSITS

November 22, 2004 , Vancouver , BC - Anooraq Resources Corporation (TSXV - ARQ; AMEX - ANO) announces the results of mineral resource estimates for the Drenthe PGM deposit and the new Overysel North PGM deposit, located on the northern limb of the Bushveld Complex about 250 kilometres northeast of Johannesburg, South Africa. The Drenthe and Overysel North are near-surface PGM deposits potentially amenable to open pit mining methods.

A two-phase 2004 program is designed to advance the project to the pre-feasibility stage by the first part of 2005. Drilling has comprised step-out and infill holes on the Drenthe and Witrivier farms and step-out holes on the northern portion of the Overysel farm, which lies immediately to the south of the Drenthe farm. Drill holes are generally spaced at 100 metre intervals along lines 100 metres apart on the Drenthe, Witrivier and portions of the Overysel farm. Some areas on the Drenthe farm are drilled at 50 metre spacing. Prior to 2004, the Drenthe deposit was known to extend for about 2.24 kilometres along strike, but was open to the north and south as well down-dip to the west. Drilling this year has traced mineralization for over 6.0 kilometres, expanding the Drenthe deposit and outlining the Overysel North deposit. The two segments to the Overysel North deposit occur to the east and west of a northeasterly trending fault. A map showing the location of the deposits is posted on the website. Multi-rig drilling continues at site.

South African consulting firm GeoLogix Mineral Resource Consultants (Pty) Ltd. ("GeoLogix") completed the geological modeling and the resource estimates, based on 171 holes drilled from 1998 to mid September 2004. Of these, 107 holes were used for the estimate of the resources in Drenthe deposit and 64 holes were used for the estimate of the resources in the Overysel North deposit. Indicated and inferred resources for each deposit as well as the total indicated resources and the total inferred resources for the Boikgantsho JV at US$20 gross metal value per tonne (GMV/t1) cut-off are tabulated below. This cut-off is preliminary and could change with further engineering studies.

Deposit	Category	Tonnes	Pt (g/t)	Pd (g/t)	Au (g/t)	3PGM (g/t)

% Ni

% Cu

Contained Ounces PGM

DRENTHE
	Indicated	132,239,500	0.53	0.62	0.09	1.25	0.14	0.09	5,309,000
	Inferred	88,640,000	0.49	0.58	0.09	1.16	0.15	0.09	3,315,000
OVERYSEL NORTH
Segment 1	Indicated	8,985,000	0.71	0.93	0.10	1.74	0.08	0.05	501,000
	Inferred	1,750,000	0.59	0.85	0.09	1.52	0.08	0.05	86,000
Segment 2	Indicated	35,436,500	0.66	0.85	0.10	1.61	0.10	0.06	1,839,000
	Inferred	13,693,500	0.66	0.88	0.10	1.64	0.11	0.07	723,000
TOTAL
	Indicated	176,661,000	0.57	0.69	0.09	1.35	0.13	0.08	7,649,000
	Inferred	104,084,000	0.52	0.63	0.09	1.23	0.14	0.09	4,124,000

1GMV is sum of Pt, Pd, Au, Cu and Ni grades x requisite metal prices.
Metal prices used are Pt - US$650/oz; Pd - US$250/oz; Au - US$375/oz; Ni - US$4/lb; Cu - US$1/lb .

Both estimates were done using ordinary kriging. The resources were classified using the variogram range developed from the drill hole data (a variogram is a graph which describes the variance of the samples in a deposit as a function of distance). The range for indicated resources is up to 133 metres, and for inferred resources is up to 266 metres. Some of the samples used have been re-analyzed for nickel since the resource estimate was done, but the results do not indicate a significant change in grade. Deon van der Heever, B.Sc., Pr.Sci.Nat., of GeoLogix, an independent qualified person as defined by National Instrument 43-101, is responsible for the resource estimate. A technical report providing further details on the parameters and methodology used for the resource estimates will be filed on www.sedar.com.

Rigorous QA/QC procedures, designed and supervised by qualified persons, are integrated into Anooraq's exploration programs. The procedure for the Drenthe drilling program is as follows: core samples are sent to Set Point Laboratories in Mokopane, South Africa, for preparation (drying, crushing and pulverizing), then an 180 gram pulp from each sample is shipped to Acme Analytical Laboratories (an ISO 9001:2001 accredited laboratory) in Vancouver, British Columbia for analysis. Samples are analysed by Fire Assay (FA) fusion with an Inductively Coupled Plasma Atomic Emission Spectroscopy (ICP-ES) finish for Pt, Pd and Au, and Aqua Regia ICP-ES for 36 elements. A stringent quality assurance program is in place with standards, blanks and duplicate samples making up 10% of the samples processed. For the 2004 program, a duplicate of one in every 20 samples is sent to Set Point Laboratories in Johannesburg, South Africa for checks of the Fire Assay analyses.

These new resource estimates are part of the exploration and development programs being carried out under the Boikgantsho Platinum Mine Joint Venture agreement ("JV") between Anooraq (50%) and Anglo American Platinum Corporation Limited ("Anglo Platinum", 50%). Pursuant to the terms of the JV, Anooraq and Anglo Platinum will form an initial 50/50 joint venture to explore these farms for a period of up to five years. During that period, Anooraq will operate the exploration programs, and spend up to ZAR 12.35 million on behalf of the JV. Anooraq will then have the option to proceed on a year-by-year basis and to take the project to a Bankable Feasibility Study ("BFS").

Once the BFS has been completed, the parties, by agreement, may proceed to exploitation subject to relevant regulatory requirements. If both partners decide to proceed, then a joint management committee will be established to oversee development and operations. At commencement of exploitation, the Joint Venture interest allotted to each of Anooraq and Anglo Platinum will be determined in proportion to the relative value of the metals contained in each contributed property as reflected in the BFS. However, at that time each party has the option to "top up" to bring their interest to 50%.

Anooraq is actively engaged in the advancement of major platinum group metals projects in the Bushveld Complex, the world's premier PGM environment. In addition to attractive land positions on the Northern and Western Limb of the Bushveld, the Company recently acquired a 50% interest in the advanced stage Ga-Phasha PGM project on the Eastern Limb. It is also the only Black Economic Empowerment ("BEE") company with a primary listing on a North American stock exchange. This combination of significant PGM assets, status as a BEE and direct access to financing opportunities on North American and European markets, positions Anooraq to become a leader PGM company.

For further details on Anooraq and its properties in South Africa, visit the Company's website at www.anooraqresources.com.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Ronald W. Thiessen

Ronald W. Thiessen
President and CEO

No stock exchange or regulatory authority have approved or disapproved the information contained in this release.

This news release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com .

Cautionary Note Concerning Estimates of Indicated and Inferred Resources.

This news release also uses the terms "indicated resources" and "inferred resources". Anooraq advises U.S. investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, "inferred resources" have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under 43-101. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.